Contact

www.linkedin.com/in/hughie
(LinkedIn)
hughmolotsi.com (Blog)
ujama.co (Company)

Top Skills

Product Management

Software

SaaS

Certifications

Black Corporate Board Readiness

Honors-Awards

Culture Shifting Award

Intuit Founders Innovation Award

Publications

The Intrapreneur's Journey:
Empowering Employees to Drive
Growth

Patents

Extracting Data from Semi-
Structured Electronic Documents

Assessing and adapting component
parameters

System and method for time tracking

EXPORTABLE REPORT
TEMPLATES

System and method for time tracking
on a mobile computing device

Hugh Molotsi

Innovator | Entrepreneur | Author | Board Member. Former Intuit VP
and Engineering Fellow.
Cupertino, California, United States

Summary

Hugh Molotsi is the founder and CEO of Ujama, the developers of
Soko, the Farmers Market App. Hugh is a seasoned product and
technology leader with over 30 years of experience developing
global solutions for small businesses and consumers. Hugh is an
accomplished innovator and has helped launch several disruptive
products. He has expertise in leadership development and digital
transformation and has led diversity and inclusion initiatives.

Hugh had a 22-year career at Intuit where his last position was
Engineering Fellow and Vice President of Innovation. In 2011, Hugh
became the first recipient of Intuit's Founders Innovation Award for
his contributions on Intuit Payments.

Hugh serves on the boards of Barloworld (BAW:SJ) and the Mozilla
Corporation.

Hugh is the co-author of The Intrapreneur's Journey, a book on
how to develop a culture of innovation at large companies. He is
passionate about fostering grassroots innovation and giving voice to
good ideas wherever those ideas may come from.

Experience

Ujama Inc.
Founder and CEO
April 2016 - Present (6 years 6 months)
San Francisco Bay Area

Ujama Inc are the developers of Soko, the Farmers Market App, spreading
the goodness of farmers' markets to the world. Our app makes it easy for
customers to discover farmers' markets near them. The app helps vendors
communicate with their customers to share news on what they are bringing to
market. Customers can order produce before going to the market, saving them
time and ensuring they get the items they want.

Mozilla
Board Member
May 2021 - Present (1 year 5 months)

Mozilla promotes the internet as a global resource that is open and accessible to everyone. The Mozilla Corporation develops open-source products (like Firefox) and technologies that improve the human experience online.

Barloworld Limited
Independent Non-Executive Director
February 2019 - Present (3 years 8 months)

Barloworld is a distributor of leading global brands with head offices in Johannesburg (South Africa) and Maidenhead (United Kingdom), providing integrated rental, fleet management, product support and logistics solutions.

Lean Startup Co.
Advisor, Senior Faculty
November 2015 - Present (6 years 11 months)
San Francisco Bay Area

Lean Startup Co. (LSCo), founded by Eric Ries, Heather McGough and Melissa Moore, is the official place for entrepreneurs and corporate innovators seeking ways of working that support continuous innovation and sustainable growth through Lean Startup methodology.

STG International
Advisor
October 2015 - Present (7 years)

STG is developing and deploying renewable energy technologies appropriate for use in rural areas of developing countries.

Limeade
Advisor
September 2013 - Present (9 years 1 month)

Limeade's mission is to measurably improve well-being in the world through happy, healthy, high-performing workforces.

Linqto, Inc.
Advisor
January 2016 - February 2019 (3 years 2 months)

Linqto specializes in white-labeled, difficult to engineer, projects for banking. Linqto is the only company that provides the delivery of FinTech apps to financial institutions as a service. Linqto's new patent pending Otter Platform is the App Store for Banks (and the Banks Store for Apps).

Financial Fitness Group
Advisory Board Member
January 2016 - January 2019 (3 years 1 month)

The Financial Fitness Group reduces financial risk in organizations by improving the personal financial well being of their employees. Our SaaS education solutions access, benchmark and change the employees' behavior, thus reducing their financial stress. This reduction in stress reduces employee turnover, increases their engagement and improves productivity. More than 800 organizations such as Staples, Morningstar, Gulfstream, Paychex, State of Wisconsin and New York Life have used FFG products as part of their Financial Wellness programs.

American Leadership Forum - Silicon Valley
Senior Fellow, Class XXXIII
March 2017 - March 2018 (1 year 1 month)
Silicon Valley

One-year fellowship of 25 senior leaders from diverse organizations and sectors throughout Silicon Valley, augmenting skills and capacity to provide leadership in addressing complex issues. In the Fellows program, ALF brings together demonstrated leaders to explore network leadership and strengthen capacity to address difficult and complex issues. Graduates of the program - Senior Fellows - share a common understanding of, dedication to, and capacity for acting as pro-active leaders of positive change. ALF has joined and strengthened nearly 600 leaders in Silicon Valley since 1988.

Intuit
22 years 10 months

Engineering Fellow and Intuit Vice President
June 2015 - October 2015 (5 months)
Paris, France

Applying lean experimentation and design thinking techniques to our company growth initiatives. I was assigned to the Intuit Paris office in the summer of 2015 to support the launch of our new QuickBooks Online for France.

Vice President, Intuit Labs Incubator
May 2013 - June 2015 (2 years 2 months)
Mountain View, CA

I lead an internal incubation team that incubates nascent strategic businesses and helps grassroots innovation teams develop their concepts into products they can experiment with customers.

Vice President, Technology Innovation
February 2011 - May 2013 (2 years 4 months)
Mountain View, CA

I lead the Technology Innovation Group which is responsible for accelerating the discovery and adoption of emergent technologies to enhance Intuit offerings and better solve customer problems. I'm also responsible for supporting existing and new grass-roots innovation initiatives and overseeing the Intuit Rotational Development Program.

Director, Small Business Group
June 2007 - February 2011 (3 years 9 months)
Mountain View, CA

Lead development, product management, marketing, user experience, and support of world class offerings to help solve the most important jobs in professional service firms with unprecedented ease and value.

Director of Engineering
January 2004 - June 2007 (3 years 6 months)
Mountain View, CA

Lead Creative Solutions team in the Small Business Division to foster innovation and growth by incubating new offerings.

Software Engineer, Staff Software Engineer
January 1993 - January 2004 (11 years 1 month)
Develop QuickBooks-branded products and services for small businesses.

Qualys
Advisory Board Member
February 2012 - January 2015 (3 years)

Qualys is a pioneer and a leading provider of cloud IT security and compliance management solutions. The Advisory Board meets quarterly to discuss top priorities and challenges for securing global infrastructures and providing strategic direction for product development at Qualys.

North Carolina A&T State University, College of Engineering
Member, Engineering Advisory Board
April 2005 - April 2009 (4 years 1 month)

The general purpose of the Engineering Advisory Board is to provide advice and support to the College of Engineering on existing and proposed educational, academic, and research programs and other activities.

Hewlett-Packard
Software Engineer
May 1990 - January 1993 (2 years 9 months)

Developed PC BIOS, configuration and network utilities in the Personal Computer Group.

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Education

Santa Clara University

MS, Computer Engineering · (September 1988 - June 1990)

University of Southern Mississippi

BS, Computer Engineering Technology · (1984 - 1988)